January 13, 2011

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Compuware Corporation
Form 10-K for the fiscal year ended March 31, 2010
Filed on May 27, 2010
File No. 000-20900

Dear Mr. Gilmore:

We received the Staff's comment letter dated January 3, 2011 to Compuware Corporation which requested our response to the letter within ten business days by amending our filing, by providing the requested information, or by advising you when a response would be provided.

The Company is advising that we will provide a response to the comment letter by Friday, January 21, 2011.
Please feel free to call me at (313) 227-7372 with any questions or if we can be of any assistance.

Very truly yours,

/s/ Laura L. Fournier

Laura L. Fournier
Senior Vice President, Treasurer and
Chief Financial Officer